ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 9, 2011

Enerplus to Present at the 2011 Peters & Co. North American Oil & Gas Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, Executive Vice President and Chief Operating Officer, will provide an update on Enerplus' activities via a presentation at the 2011 Peters & Co. North American Oil & Gas Conference in Toronto, Ontario on Tuesday, September 13, 2011 at 2:15 pm ET (12:15 pm MT). Investors are invited to watch a live webcast of the presentation at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3638360

For further information on Enerplus, including electronic copies of our financial statements, news releases, and other public information, visit our website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.